COATES INTERNATIONAL, LTD.
2100 Highway 34 & Ridgewood Road
Wall Township, NJ 07719

June 11, 2007

Via EDGAR

David R. Humphrey, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re: Coates International, Ltd. - Form 10-KSB
for fiscal year ended December 31, 2006
File No. 000-33155

Dear Mr. Humphrey:

The purpose of this letter is to respond to your letter of May 31, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We intend to file Amendment No. 1 to Form 10-KSB (the “Amended 10-KSB”). As suggested by a follow-up email from Amy Geddes dated June 7, 2007, a draft of the amendment marked to show changes is being submitted to the Commission for review to determine if any additional comments are indicated. Once we reach mutual agreement, the Amended 10-KSB will be promptly filed thereafter.

General

1. Please file your response dated May 22, 2007 and all future correspondence via EDGAR.

Response: We are in process of edgarizing and filing our response letter dated May 22, 2007 together with this letter.

Item 1. Description of Business

Material Agreements

Transaction with Dutchess Private Equities Fund, Ltd., page 6

2. Your disclosure here references “this registration statement.” Please revise to clarify as this document is not a registration statement. Your language is confusing.

Mr. David R. Humphrey	-2-
June 11, 2007

Response: Thank you for pointing this out this error. We have corrected this in the Amended Form 10-KSB to be filed.

Note 1 - Deferred Licensing Costs, page F-10

3. We have reviewed your response to our previous comment 5 as well as the copy of the letter from your previous independent accountant that you propose to file as an Exhibit.
However, we are unable to agree with your conclusion that the accounting change you propose is preferable, either as a general rule or in your specific circumstances. Further, we note your proposal to capitalize only certain costs for new patent protection in foreign countries. This accounting treatment does not appear to constitute a consistent “accounting policy.” Please revise to resume expensing such costs in accordance with your original accounting policy as it constitutes the preferable accounting method. In this regard, if the impact of your accounting practice was immaterial, provide us with an analysis in support of your conclusion. Please see the staff’s related comment below when preparing your analysis.

4. Further, if the impact of this practice upon prior periods is determined to be immaterial, please revise your accounting policy disclosure to clearly state that it is your policy to expense all such costs. You should also state, if true, that costs associated with new foreign patents were capitalized in 2005 and 2006 only but that the impact of capitalization was not material to the financial statements. With regard to your Form 10-QSB for the quarter ended March 31, 2007, as the capitalized costs appear to be immaterial, we will not object if you elect to reverse these costs to expense in your next Form 10-QSB. Please explain in an accounting policy footnote that your policy is to expense these costs as well.

Response to Comments 3 and 4: We are resuming our original accounting policy of expensing such costs as incurred. We have performed a materiality assessment in accordance with the guidance of SAB’s 99 and 108 and have concluded that the adjustments that would have been required to resume this accounting policy as of January 1, 2005 (the date the accounting policy was changed) on our financial statements as of and for the years ending December 31, 2006 and 2005 under both the “iron curtain” and “rollover” methods are not quantitatively or qualitatively, material. This assessment, which is attached hereto as Exhibit A, also considered adjustments necessary to record interest expense on loans from the Coates Trust and Bernadette Coates as well as a passed adjustment at December 31, 2005 in connection with capitalizing deferred offering costs.

Accordingly, we have revised the wording of our accounting policy disclosure to (i) indicate that such costs are expensed as incurred; and (ii) indicate that costs associated with new foreign patents were capitalized in 2006 and 2005 only but that the impact of capitalization was not material to the financial statements. These changes are reflected in our
Amended Form 10-KSB for the year ended December 31, 2006.

We also performed a materiality assessment in accordance with the guidance of SAB’s 99 and 108 and have concluded that the adjustment to expense the deferred licensing costs originally capitalized in our financial statements as of and for the quarter ended March 31, 2007, are not material. Accordingly, the unamortized balance of deferred licensing costs capitalized during the three months ended March 31, 2007 will be expensed during the quarter ended June 30, 2007.

Mr. David R. Humphrey	-3-
June 11, 2007

Note 17 - Related Party Transactions, page F-20

5. Refer to our previous comments 6 and 7. Please note that, although the examples provided in SAB Topic 5T relate to specific expenses paid on behalf of a company by significant shareholders, the staff believes amounts received from significant shareholders for “general working capital” also are subject to the provisions of the standard by analogy. The underlying principle of SAB Topic 5T is that the payment of expenses of the company through contributions by stockholders provides a benefit to the stockholders through the enhancement or maintenance of the value of the stockholders’ investment. Provision for moneys for working capital would provide such enhancement. As such, the provision of general working capital directly by significant shareholders, and by the Coates Trust, whose beneficiaries are significant shareholders, would be subject to the accounting provision of SAB Topic 5T; specifically, interest expense should be imputed and considered as a capital contribution. You stated in your response that the amounts for the fiscal year ended
December 31, 2006 are not material; however, we note from the analysis provided that the aggregate amount of the errors is approximately $7,499, and that this amount represents 1.3%
of revenue for fiscal 2006. Although you may not consider this quantitatively material to 2006, a materiality analysis under SAB 99 (Topic 1M) requires both quantitative and qualitative analysis to be performed on such amounts. These amounts appear to be qualitatively material as it seems that, at least in part, your ability to obtain working capital has been dependent on these funding sources. Further, SAB 108 (Topic 1N) requires the registrant’s materiality evaluation of an identified unadjusted error to quantify the effects of the identified unadjusted error on both an annual (“rollover”) and cumulative (“iron curtain”) basis. As such, please re-perform your materiality assessment of this error to include the financial statement impact on a cumulative basis. Please provide us with a brief summary of the results of such analysis, including the cumulative imputed interest expense on all amounts received from significant shareholders for specific expenses or “general working capital” and your materiality assessment performed under the guidance provided in SAB 99.
Should you still believe the resultant change is immaterial, please revise disclosure in your financial statements to so state.

Response: We have performed a materiality assessment in accordance with the guidance of SAB’s 99 and 108 and have concluded that the adjustments that would have been required to impute interest on working capital loans from the Coates Trust and Bernadette Coates on our financial statements as of and for the years ending December 31, 2006 and 2005 under both the “iron curtain” and “rollover” methods are not quantitatively or qualitatively, material. This assessment, which is attached hereto as Exhibit A, also considered adjustments necessary to resume the accounting policy of expensing deferred licensing costs as incurred as discussed above, as well as a passed adjustment at
December 31, 2005 in connection with capitalizing deferred offering costs.

Accordingly, we have revised our disclosures to state that the amount of imputed interest on these loans for the years ended December 31, 2006 and 2005 was not material. These changes are reflected in our Amended Form 10-KSB for the year ended December 31, 2006.

* * *

Mr. David R. Humphrey	-4-
June 11, 2007

We acknowledge the following:

•  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (732) 449-7717 or our attorney, Gregg Jaclin, at (732) 409-1212 if you have any questions or require additional information.

Sincerely, COATES INTERNATIONAL, LTD.

By:	/s/ Barry C. Kaye

By: Barry C. Kaye Chief Financial Officer

cc: Amy Geddes
Margery Reich

EXHIBIT A

COATES INTERNATIONAL, LTD.

Introduction to Materiality Assessment in Support of Response to Comment Letter dated May 31, 2007 from the U.S. Securities and Exchange Commission (“the SEC Comment Letter”)

In support of the Company’s response to the SEC Comment Letter, we have prepared a materiality assessment following the guidance of SAB’s 99 and 108 to consider the unadjusted errors in the financial statements as of and for the years ended December 31, 2006 and 2005 and as of and for the three months ended March 31, 2007. This consisted of both a quantitative and qualitative analysis using both the “Iron Curtain” and “Rollover” methods. On a quantitative basis, we have concluded that the unadjusted errors are not material either individually or in the aggregate to the financial statements for these periods. The unadjusted errors consisted of the following:

1.
Expensing as incurred deferred licensing costs that had been originally capitalized, net of amortization recorded, amounting to approximately $30,200 and $54,400 for the years ended December 31, 2006 and 2005, respectively and approximately $6,500 for the three months ended March 31, 2007.

2.
Imputing interest on loans to the Company from related parties that included the Coates Trust and Bernadette Coates, amounting to approximately $6,000 and $16,000, respectively, for the years ended December 31, 2006 and 2005, respectively and approximately $1,300 for the three months ended March 31, 2007.

3.
A proposed adjustment to the financial statements as of and for the year ended December 31, 2005 that was not recorded related to the capitalization of deferred offering costs amounting to approximately $33,300. This amount would have been expensed during the year ended December 31, 2006.

This quantitative analysis is presented on the following page.

Qualitative Analysis of Unadjusted Errors

The following factors were considered in our qualitative analysis of the impact of unadjusted errors in our financial statements as of and for the years ended December 31, 2006 and 2005 and as of and for the three months ended March 31, 2007:

1.
The largest impact arose when applying the “iron curtain” method in fiscal 2006. We do not believe that a change in net loss from $1.7 million to $1.8 million using the “iron curtain” method in 2006 would make a significant difference to a reader of our financial statements.

2.	We do not have any loan covenants.

3.	There are no financial statement elements that are determined by formula incorporating results of operations or financial condition.

4.	There is no affect on any period-to-period financial trends.

5.	These adjustments would not have caused an instance of regulatory non-compliance.

6.	These adjustments would not have had any effect on executive compensation

7.	We are not burdened by the pressures of meeting analyst’s expectations.

8.	There would be no change in the loss per share as presented.

Based on this qualitative assessment, we have concluded that these adjustments were not material to the financial statements for the periods being assessed.

EXHIBIT A

Coates International, Ltd.
Materiality Assessment for Response to SEC Comment Letter

For the Year Ended December 31, 2005
Roll-over and Iron Curtain Method are the same for 2005
	As Originally Reported	Adjustments Being Measured	As Adjusted	Per Cent or Net Loss per Share
Total Assets	4,305,917	(21,068)	4,284,849	-0.489%
Total Liabilities	5,623,931	-	5,623,931	0.000%
Stockholders' Deficit	(1,318,014)	(21,068)	(1,339,082)	1.598%
Net Loss	(1,272,033)	(37,968)	(1,310,001)	2.985%
Net Loss per Share				$(0.00)
Net Loss per Share as Originally Reported				$(0.00)

For the Year Ended December 31, 2006
Roll-over Method
	As Originally Reported	Adjustments Being Measured	As Adjusted	Per Cent or Net Loss per Share
Total Assets	2,395,420	(63,493)	2,331,927	-2.651%
Total Liabilities	5,376,133	-	5,376,133	0.000%
Stockholders' Deficit	(2,980,713)	(69,469)	(3,050,182)	2.331%
Net Loss	(1,662,699)	(69,469)	(1,732,168)	4.178%
Net Loss per Share				$(0.01)
Net Loss per Share as Originally Reported				$(0.01)

For the Year Ended December 31, 2006
Iron Curtain Method
	As Originally Reported	Adjustments Being Measured	As Adjusted	Per Cent or Net Loss per Share
Total Assets	2,395,420	(82,032)	2,313,388	-3.425%
Total Liabilities	5,376,133	-	5,376,133	0.000%
Stockholders' Deficit	(2,980,713)	(88,008)	(3,068,721)	2.953%
Net Loss	(1,662,699)	(104,908)	(1,767,607)	6.309%
Net Loss per Share				$(0.01)
Net Loss per Share as Originally Reported				$(0.01)

For the Quarter Ended March 31, 2007

	As Originally Reported	Adjustments Being Measured	As Adjusted	Per Cent or Net Loss per Share
Total Assets	2,436,014	(7,786)	2,428,228	-0.320%
Total Liabilities	5,613,115	-	5,613,115	0.000%
Stockholders' Deficit	(3,177,101)	(7,786)	(3,184,887)	0.245%
Net Loss	(616,388)	(7,786)	(624,174)	1.263%
Net Loss per Share				$(0.00)
Net Loss per Share as Originally Reported				$(0.00)